Contact:

MEDIA	INVESTORS
Michel Labie	Sanjay Gupta
33-1-53-77-90 65	33-1-53-77-45-45
michel.labie@sanofi-aventis.com	sanjay.gupta@sanofi-aventis.com

TRIAL DATE SET FOR LOVENOX® PATENT INFRINGEMENT SUIT

Paris, France, August 10, 2006 - Sanofi-aventis announced today that after the positive outcome of the appeal for sanofi-aventis, the Lovenox® patent infringement case against Amphastar and Teva was remanded to the U.S. District Court for the Central District of California and assigned to a new judge. Judge Pfaelzer has now set a trial date of October 10, 2006 for the separate trial on the intent issue which had been left outstanding in the favourable inequitable conduct ruling of the Court of Appeals for the Federal Circuit. A date for the full trial on issues of validity, infringement and enforceability should be set at a later time.

Sanofi-aventis intends to vigorously pursue its legal remedies.

About sanofi-aventis
The sanofi-aventis Group is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: 33 1.53.77.42.23 - Fax +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors”; and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis' annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: 33 1.53.77.42.23 - Fax +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com